October 11, 2007

VIA EDGAR AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC
Amendment No. 3 to Registration Statement
on Form S-1 (File No. 333-144256)

Dear Mr. Schoeffler:

On behalf of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Company”), enclosed is a copy of Amendment No. 3 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 2 to the Registration Statement filed with the Commission on September 19, 2007.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of September 28, 2007 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers

Och-Ziff Capital Management Group LLC

October 11, 2007

and captions correspond to the page numbers and captions in the preliminary prospectus included in Amendment No. 3 to the Registration Statement.

Vesting; Forfeiture; Transfer and Other Restrictions Applicable to Our Partners, page 14

1.	It is unclear from the new disclosure in the second and third sentences as to which interests will be vested and which will be unvested following the offering. Please revise to clarify. Please also disclose the amount of vested and unvested interests as a percentage.

In response to the Staff’s comment, the Company has revised the disclosure on page 15 and throughout the prospectus as requested.

Note 15. Subsequent Events, page F-35

2.	We note your response to prior comment 23. Please be advised that we may have additional comments when you provide fair value determinations.

The Company acknowledges that the Staff will need adequate time to review the fair value determinations and that the Staff may have additional comments after review.

Unaudited Interim Combined Balance Sheets, page F-37

3.	We note your response to prior comment 24. It appears to us that a substantial portion of your deferred income receivable balance will be treated as a dividend to your equity owner and will be distributed over three years. Therefore, it is unclear to us why you have not included this dividend in your pro forma presentation on page F-37. Please clarify or revise. In addition, it is not clear to us how this transaction will be reflected in your pro forma financial statements. Please advise.

SAB Topic 1.B.3, Allocation of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components of Another Entity, requires the Company to present a pro forma balance sheet giving retroactive effect to dividends that have been formally declared. The Company respectfully informs the Staff that the planned distribution of the deferred income to the equity owner has not yet been formally declared. Therefore, the Company did not reflect the planned distribution in its pro forma balance sheet presented on page F-37. However, the Company has revised its Article 11 unaudited pro forma financial information to include a balance sheet adjustment that reflects an accrual for the planned distribution to its equity owner.

Note 4. Investments, page F-47

4.

We note your response to prior comment 25. We also note the significant changes to your financial statement presentations that have occurred as a result of the de-consolidation of the funds. It appears to us that as of June 30, 2007, equity investments

Och-Ziff Capital Management Group LLC

October 11, 2007

represent over 55% of total assets, excluding the deferred income receivable. It also appears to us that equity income is significant to the interim period. Please consider expanding your disclosures to provide summarized financial information.

Upon the deconsolidation of most of the Och-Ziff funds, the Company considered whether providing summarized financial information related to its equity method investments would provide meaningful information for potential investors. As discussed on pages 22, 86, 109 and 140 of the prospectus, substantially all of these investments were made by the Company on behalf of its existing partners, and the Company intends to distribute these investments, together with any earnings thereon, to the existing partners prior to consummation of this offering. Accordingly, the Company does not believe that summarized financial information on these investments would be meaningful for potential investors. However, the Company has revised its Article 11 unaudited pro forma financial information to include a balance sheet adjustment that reflects an accrual for the planned distribution to its equity owner.

*  *  *  *  *  *

Och-Ziff Capital Management Group LLC

October 11, 2007

Please telephone the undersigned at (212) 735-2950 if you have any questions or need any additional information.

Very truly yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Securities and Exchange Commission

Pamela Long

Andrew Schoeffler

Patricia Armelin

Anne McConnell

Och-Ziff Capital Management Group LLC

Joel M. Frank

Jeffrey C. Blockinger

Sullivan & Cromwell LLP

Jay Clayton

Glen T. Schleyer